UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								February 7, 2006

Via Facsimile (310) 205-7822 and US Mail

Stephen F. Bollenbach
Chief Executive Officer
Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, California

	Re:	Hilton Hotels Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 10, 2005
		Form 8-K Filed December 29, 2005
 		File No. 1-03427

Dear Mr. Bollenbach:

      We have limited our review of the above filings to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your Form 8-K filed December 29, 2005 that the
Hilton
Group plc, whose hotel properties you have agreed to acquire, has hotel operations in Sudan. We also note from the Hilton Group plc website and a public media source that the Hilton Group plc may also have hotel operations in Syria. As you may know, Sudan and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and they are subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control and the
Commerce Department`s Bureau of Industry and Security. Please clarify for us whether you will acquire Syrian operations in the transaction. Describe to the best of your knowledge the Sudanese, and any Syrian, operations you will acquire in the transaction, and discuss their materiality to you in light of each country`s status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your anticipated operations in, and contacts with, Sudan and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements. Your response also should provide sufficient information about the historical and current operations of the Sudanese, and any Syrian, interests you will acquire to make clear their significance to you in the context of your historical and current operations.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New
Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and
Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with
Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Sudan and Syria.



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Karen Garnett
		Assistant Director
		Division of Corporation Finance
Mr. Bollenbach
Hilton Hotels Corporation
February 7, 2006
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